Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	Years Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2015
(dollars in thousands)
Net Loss from Continuing Operations before Income Taxes	$(4,634)	$(6,733)	$(9,794)	$(11,915)
Add:
Fixed Charges	135	165	213	159

Total Earnings	$(4,499)	$(6,568)	$(9,581)	$(11,756)

Fixed Charges Calculation:
Interest Expensed	$14	$43	$86	$50
Interest Factor within Rental Expenses (1)	121	122	127	109

Total Fixed Charges	$135	$165	$213	$159

Ratio of Earnings to Fixed Charges	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges and Preference Dividends	$(4,634)	$(6,733)	$(9,794)	$(11,915)

(1)	Consists of one-third of rental expense, which we believe to be a reasonable estimate of interest in our leases.